PRESS RELEASE

FOR IMMEDIATE RELEASE

Neptune Technologies & Bioressources Inc.

Reports Third Quarter Results –

Revenues Increase 41%, Records 7th Consecutive Quarter of Positive EBITDA

Laval, Quebec, Canada, April 26, 2006, Neptune Technologies & Bioressources Inc., (TSX Venture Exchange: NTB), «Neptune» today announced its results for the Third quarter ended February 28, 2006.

Neptune’s Highlights:

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Third Quarter ended February 28, 2006:

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Revenues increased 41% to $1,822,000 compared to $1,292,000 for last year’s third quarter.

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EBITDA increased 144% to $286,000 compared to $117,000 for Q3F05

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EBITDA reached 15.7% of sales compared to 9% for Q3F05.

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Neptune realized a net profit of $1,038,000 or $0.032 per share for the quarter, mainly due to a one time gain on debt settlement on debentures.

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Excluding the one time gain, net loss was $362,000 or $0.010 per share compared to $344,000 or $0.013 per share, for last year’s third quarter.

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Nine months ended February 28, 2006.

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Revenues increased 41% to $5,089,000 compared to $3,606,000 last year.

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EBITDA increased 125% to $873,000 representing 17.2% of sales compared to $387,000 last year or 10.7% of sales.

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Excluding the one time gain of $1.4M, our net loss was $1,132,000 or $0.039 per share, compared to $1,235,000 or $0.049 per share last year.

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Net profit for the period was $268,000 or $0.009 per share.

“We are very pleased with this quarter’s performance.  The debentures settlement resulted in an extraordinary gain of $1.4M,” stated Mr. André Godin Vice President, Administration and Finance for Neptune.  “The debenture settlement has greatly improved Neptune’s capital structure, for instance, our long term debt ratio has reduced from 119% to 39%.  The bottom line pressure is now relieved by more than $840,000 of annual interest expenses.  This positive impact will continue to be evident in future results, which we believe, will have a positive impact on shareholder value” added Mr. Godin.

WEBCAST:

Neptune Technologies and Bioressources (TSX.V: NTB) will hold an audio webcast and conference call to discuss its third quarter results on Wednesday, April 26, 2006 at 4:15 p.m. ET. To listen to the event using your web browser, please visit:

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English Event URL: http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=1458380

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French Event URL: http://www.cnw.ca/fr/webcast/viewEvent.cgi?eventID=1458380

To join the conference call by telephone: toll free 1-800-814-4890, Toronto local (416) 644-3431 or Calgary local (403) 398-9531.

About Neptune Technologies & Bioressources Inc. http://www.neptunebiotech.com

Neptune Technologies & Bioressources Inc. develops high value added nutritional products from underexploited marine biomasses, such as krill, with its patented extraction process (Neptune OceanExtract™). Using an exclusive process, Neptune Technologies & Bioressources Inc. is well positioned in the $182 billion global nutrition market (Nutrition Business Journal, Oct/Nov 2004) of health and wellness concepts.

Natural biomass extraction is now playing an important role in developing nutrigenomics, the next wave in nutritional research. Through strategic alliances and partnerships, as well as through clinical studies, the Company continues to demonstrate the immense beneficial effects of these products. The Company develops and markets new formulas and new products for specific applications in high growth markets such the nutraceutical, cosmeceutical, biopharmaceutical and nutrigenomics markets.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this press release.

For More Information Contact:

Grant Howard / David Gordon

The Howard Group Inc.

Toll Free: 1-888-221-0915

Info@howardgroupinc.com

Corporate Contact:

Neptune Technologies & Bioressources Inc.

Henri Harland

henrih@neptunebiotech.com

President & C.E.O.

Serge Comeau

sergec@neptunebiotech.com

Director, Investor Relations

(450) 972-6291